Exhibit 4.10

Consulting Agreement

between

Lyndon E. Mansfield, MD and Cobalis Corp.

This Agreement made this 1st day of March 2007, by and between Cobalis Corp., a Nevada corporation (CLSC) (hereinafter “Company”), located at 2445 McCabe Way, Ste. 150, Irvine CA 92614, and Lyndon E. Mansfield, MD (hereinafter “Consultant”) of 1901 Arizona, El Paso, TX, 79902.

NOW, THEREFORE, in consideration of the foregoing premises, terms, covenants, and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

RECITALS

A. Company is a pharmaceutical company engaged in the business of researching, developing medications for allergic (atopic) diseases such as seasonal allergic rhinitis, asthma, migraine, and dermatitis.

B. Company desires to have services and responsibilities (hereinafter “Responsibilities”) provided by Consultant.

C. Consultant is a medical doctor, board certified in allergy/immunology, who has extensive knowledge of allergic disease, clinical research, FDA, and pharmaceutical industry.

D. Consultant is willing to provide medical expertise in the capacity of Medical Advisor to the Company and to perform the following Responsibilities, on average about 4-5 working days per month.

Therefore, the parties agree as follows:

1.  DESCRIPTION OF SERVICES AND RESPONSIBILITIES.
Dr. Mansfield’s Responsibilities include, but are not limited to:
Reviewing and developing the methods for the NDA submission for approval. Finding cost effective ways to complete studies.
Serving as the scientific and clinical voice for the team.
Serving as Medical Advisor for all clinical trials.
Be available for consultation with the rest of the team as required.
Constantly review the old B12 literature as well as maintain the most updated information, including studies of immune related disorders, other than allergy, atopy or asthma.
Work with the data management (DataMed) and statistical (Parexel) groups.
Help with the bioequivalence study.
Help with the hamster cheek study.

2.  COMPENSATION.
In consideration for performing the above “Responsibilities”, Cobalis Corp. agrees to provide Dr. Mansfield with the following compensation (hereinafter “Compensation”) beginning in November 1, 2006 and ending October 31, 2007.

2.1 A payment of two thousand five hundred US dollars ($2,500) per month, payable on the 1st day of each month.

2.2 One hundred thousand (100,000) warrants in Cobalis (CLSC) with a strike price of one dollar and fifty cents ($1.50) each, and exercisable for seven (7) years from the date of signing this Agreement.

2.3 The ability to exercise Consultant’s warrants 12 months from the date of signing Agreement.

2.4 It is agreed to by both parties that if payment described in 2.1 above is missed to Mansfield on two (2) consecutive months, Dr. Mansfield will no longer required to continue with his Responsibilities until the monies due are paid, and that Dr. Mansfield can and will seek redress until resolution.

2.5 The Company agrees to reimburse Consultant for reasonable travel expenses, subject to prior written approval, should the Consultant travel on behalf of the Company, for example to FDA, drug companies or study sites, such expenses to include airfare, hotel, car rental and meals.

2.6 Both parties agree that if the average time to perform the Responsibilities increases in an unforeseen way, Dr. Mansfield may request in writing additional payments to hire clinical support for the practice and for other Responsibilities, and that the Company will honor such reasonable requests.

3. RELATIONSHIP OF PARTIES.
It is understood by the parties that Consultant is an independent contractor with respect to Company, and not an employee of Company. Company will not provide fringe benefits, including health insurance, paid vacation, or any other employee benefit.

4. EMPLOYEES.
Consultant’s employees, if any, who perform services for Company under this Agreement shall also be bound by the provisions of this Agreement. Any such employees shall be employees of consultant only, and not employed by Cobalis Corp.

5. ASSIGNMENT.
Consultant’s obligations this Agreement may not be assigned or transferred to any other person or firm, or corporation without the prior written consent of Company.

6. ENTIRE AGREEMENT.
This Agreement contains the entire agreement of the parties and there are no promises or conditions in any other agreement whether oral or written. This Agreement supersedes any prior written or oral agreements between the parties. It is understood by both parties that the warrants described in 2.2 above are in addition to previous warrants owned by Dr. Mansfield.

7. AMENDMENT.
This Agreement may be modified or amended if the amendment is made in writing and signed by both parties.

8. SEVERABILITY.
If any provision of this Agreement shall be held to be invalid or unenforceable for any reason, the remaining provisions shall continue to be valid and enforceable. If a court finds that any provision of this Agreement is invalid or unenforceable, but that by limiting such provision it would become valid and enforceable, then such provision shall be deemed to be written, construed, and enforced as so limited.

9. APPLICABLE LAW.
This Agreement shall be governed by the laws of the State of Nevada.

10. TERMINATION.
This Consulting Agreement can be terminated at any time with 60 days written notice by either party without statement of cause.

Agreed to on March 1, 2007 by party receiving services and Responsibilities:

Gerald Yakatan, CEO
Cobalis Corp.

Agreed to on March 1, 2007 by party providing services and Responsibilities:

Lyndon E. Mansfield, MD

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